July 19, 2007

Alex Taylor
Chief Executive Officer
FGX International Holdings Limited
500 George Washington Parkway
Smithfield, RI 02917

> **Re: FGX International Holdings Limited**
> **Registration Statement on Form S-1**
> **Filed June 28, 2007**
> **File No. 333-139525**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary

1.   Please tell us how you have addressed the first bullet point in our comment 2. We note that your summary continues to provide extensive details that appear to be more appropriate for other sections of your document. See sample comment 29 in the Staff Legal Bulletin 7A June 7, 1999.

Risk Factors, page 11

2.   Please provide us your analysis of whether the trend mentioned in your response to prior comment 4 - that customers are increasingly identifying your product by the retail outlet in which it was purchased rather than by brand name – presents a material risk to your disclosed marketing strategy that should be disclosed.

Management's Discussion and Analysis, page 37

3.   Please tell us how investors will be able to determine from your disclosure the information presented in your response to prior comment 3.

Product Support, page 71

4.   The approach you mention in the last clause of your response to prior comment 7 appears to be related to the two situations mentioned in footnote 41 to Release 33-7856. However, because your use of web site addresses differs from those situations, we reissue the comment.

Compensation Discussion and Analysis, page 82

5.   We note your new disclosure about Mr. Kitchen's compensation. Please disclose what comparable companies were used and clarify where Mr. Kitchen's salary was benchmarked against the comparable companies.

6.   We note that you state on page 84 that you met your EBITDA performance targets quantified on page 83. Yet the amounts disclosed on page 8 do not exceed those targets disclosed on page 83. Please disclose why the board authorized the bonus payments, even though the targets were not met.

Base Salaries, page 84

7.   Please clarify whether the fiscal 2006 increases were the minimum increases required by contract. If not, please describe with specificity how the amount of the increases were determined; if the increases were based on the subjective judgment of the board, please say so directly.

8.   Please disclose the percentage increase in the officers' base salaries for 2006 and 2007 and demonstrate how Mr. Taylor's increase was "substantially" consistent.

Option Grant Policies, page 85

9.   We note your response to our prior comment 12. Please disclose how many options each of your named executive officers will be receiving in the IPO grants.

Certain Relationship and Related Persons Transactions, page 114

10.   Please clarify how the factors mentioned at the end of the first paragraph will be applied. For example, if there is another source available, will the related-party transaction not be approved?

11.   We note your response to prior comment 14. However:

- a promoter as defined by rule 405 includes a person who founds or organizes your business, as it appears that Berggruen Holdings has. Also, Regulation S-K Item 404(c)(1) requires specified disclosure regarding transactions involving promoters during the last five fiscal years, regardless of the involvement of a shell company or whether they are a selling shareholder.

- it appears that you have not addressed the last sentence of prior comment 14. Instruction 1 to Regulation S-K Item 404 requires disclosure for the periods specified in Item 404 and for the two fiscal years preceding the registrant's last fiscal year. Therefore, the disclosure in this section should include relevant transactions with Berggruen Holdings throughout that period, like those in your prior responses mentioned in prior comment 14.

Underwriting, page 136

12.   Please provide more specific information about your relationships with your underwriters mentioned in the first sentence of the paragraph added on page 139. Also, quantify the amount of the proceeds to be paid to the underwriters.

Financial Statements

13.   We note that you have not disclosed an estimated offering price or your anticipated stock split. Be advised that we are deferring final evaluation until the estimated offering price and split are specified.

Exhibits

14.   Please file the cost sharing agreement mentioned on page 22.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Julie Sherman at (202) 551-3640 or in her absence, Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Donn A. Beloff, Esq.
       Brian J. Gavsie, Esq.